Exhibit (a)(5)(B)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated October 15, 2012, and the related Letter of Transmittal and any amendments or supplements thereto. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good faith effort, Purchaser cannot comply with the state statute, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where the securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Ceradyne, Inc.

at

$35.00 Net Per Share

by

Cyborg Acquisition Corporation
a wholly owned subsidiary of

3M Company

Cyborg Acquisition Corporation, a Delaware corporation (“Purchaser”) and a direct wholly owned subsidiary of 3M Company, a Delaware corporation (“3M”), is offering to purchase all issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Ceradyne, Inc., a Delaware corporation (“Ceradyne”), at a price of $35.00 per Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).  Tendering stockholders who have Shares registered in their names and who tender directly to Wells Fargo Bank, N.A. (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON TUESDAY, NOVEMBER 27, 2012, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is for 3M, through Purchaser, to acquire control of, and the entire equity interest in, Ceradyne. Following the consummation of the Offer, Purchaser intends to effect the Merger (as defined below).

The Offer is conditioned upon (i) the satisfaction of the Minimum Tender Condition (as described below), (ii) the expiration or termination of the waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, in the United States and the receipt of all other clearances, consents, approvals, orders or authorizations applicable to the purchase of Shares pursuant to the Offer under any other antitrust or competition laws and (iii) other customary conditions as described in Section 13 of the Offer to Purchase. There is no financing condition to the Offer.

The Minimum Tender Condition requires that, prior to the expiration of the Offer, there be validly tendered and not properly withdrawn that number of Shares which would represent at least a majority of the issued and outstanding Shares on a fully diluted basis, assuming the issuance of all Shares that may be issued upon the exercise of any then outstanding options (regardless of whether (or to what extent) such options are then vested, convertible, exchangeable, exercisable or “in-the-money”) and the vesting of all outstanding restricted stock units (regardless of whether (or to what extent) such restricted stock units are then vested or exercisable), in each case, as more fully described in the Offer to Purchase. See Section 13 of the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 30, 2012, among Purchaser, 3M and Ceradyne (the “Merger Agreement”), under which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Ceradyne and Ceradyne will be the surviving corporation and a wholly owned subsidiary of 3M (the “Merger”).  At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares held in the treasury of Ceradyne or owned by 3M or any wholly owned subsidiary of 3M or Ceradyne or held by stockholders who have exercised appraisal rights under Delaware law) will, by virtue of the Merger and without any action by the holder thereof, be canceled and converted into the right to receive from Purchaser an amount in cash, without interest and subject to applicable withholding taxes, equal to the Offer Price, payable to the holder thereof upon surrender of the certificate formerly representing, or book-entry transfer of, such Share. The Merger Agreement is more fully described in the Offer to Purchase.

The Ceradyne board of directors (the “Ceradyne Board”) has duly and unanimously (i) approved the Merger Agreement, the Offer, the Merger, the exercise of the top-up option (as described in the Offer to Purchase) (including the issuance of Shares pursuant to the top-up option on the terms set forth in the Merger Agreement and the adequacy of the consideration payable in respect thereof) and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement (as described in the Offer to Purchase), (ii) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement and the Voting and Tender Agreement are fair to and in the best interests of Ceradyne and its stockholders, (iii) recommended that the holders of the Shares accept the Offer and tender their Shares pursuant to the Offer, (iv) recommended that the holders of the Shares adopt the Merger Agreement and (v) declared the Merger Agreement to be advisable.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Securities and Exchange Commission (the “Commission”), Purchaser reserves the right (but is not obligated), at any time or from time to time, to waive or otherwise modify or amend the terms and conditions of the Offer in any respect.  Purchaser has agreed in the Merger Agreement that it will not, without the prior written consent of Ceradyne, waive or modify certain conditions as described in Section 1 of the Offer to Purchase. Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the Commission, Purchaser reserves the right to, and under certain circumstances Ceradyne may require Purchaser to, extend the Offer, as described in Section 1 of the Offer to Purchase. Pursuant to Rule 14d-11 under the Securities Exchange Act of 1934 and subject to the provisions of the Merger Agreement, Purchaser may elect, or at the request of Ceradyne be required, to provide a subsequent offering period of no less than ten (10) business days upon expiration of the Offer; provided, that if the number of Shares validly tendered and accepted for payment pursuant to the Offer would, assuming the exercise of the top-up option and the issuance of the Shares pursuant to the top-up option, constitute at least one share more than 90% of the number of Shares then outstanding, any such request by Ceradyne will not obligate 3M or Purchaser to make available such subsequent offering period.

Any extension or amendment of the Offer, waiver of a condition of the Offer, delay in acceptance for payment or payment, or termination of the Offer will be followed promptly by public announcement thereof, such announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date (as defined in Section 1 of the Offer to Purchase).

In all cases, payment for any Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing such Shares, an indication in the Letter of Transmittal of the tender of Direct Registration Book-Entry Shares (as defined in Section 3 of the Offer to Purchase), or confirmation of the book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of the Letter of Transmittal), and (c) any other documents required by the Letter of Transmittal.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn prior to the expiration of the Offer if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the

Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in payment for Shares.

Except as otherwise provided in Section 4 of the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable.  A stockholder may withdraw Shares tendered pursuant to the Offer at any time prior to the expiration of the Offer and, thereafter, unless and until Purchaser has previously accepted them for payment, such Shares may also be withdrawn at any time after December 13, 2012.  For a withdrawal of Shares to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 of the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution.  If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account to be credited with the withdrawn Shares. If certificates representing the Shares have been delivered or otherwise identified to the Depositary, the name of the registered owner and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole and absolute discretion, which determination shall be final and binding on all parties, subject to the right of any such party to dispute such determination in a court of competent jurisdiction. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of 3M, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in Section 3 of the Offer to Purchase at any time prior to the expiration of the Offer or during a subsequent offering period, if one is provided.  In the event Purchaser provides a subsequent offering period following the Offer, no withdrawal rights will apply to Shares tendered during such subsequent offering period or to Shares previously tendered in the Offer and accepted for payment.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase and related Letter of Transmittal and other related documents will be mailed to record holders of Shares whose names appear on Ceradyne’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash in respect of a tender of Shares pursuant to the Offer and the exchange of Shares for cash pursuant to the Merger will each be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, foreign or other tax laws. Holders of Shares are urged to consult with their own tax advisors as to the particular tax consequences of the Offer and the Merger to them.

The Offer to Purchase and the related Letter of Transmittal and Ceradyne’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Commission in connection with the Offer contain important information and each such document should be read carefully and in its entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent or to brokers, dealers, commercial banks, trust companies or other nominees. Such copies will be furnished promptly at Purchaser’s expense. Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent or as otherwise described in Section 16 of the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer.

The Depositary for the Offer Is:

Wells Fargo Bank, N.A.

By Mail:	By Courier (until 5:00 p.m. New York City time on Tuesday, November 27, 2012):

Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions P.O. Box 64854 St. Paul, MN 55164-0854	Wells Fargo Bank, N.A. Shareowner Services Voluntary Corporate Actions 1110 Centre Pointe Curve, Suite 101 Mendota Heights, MN 55120-4100

The Information Agent for the Offer is:

199 Water Street, 26th Floor
New York, NY  10038

Banks and Brokers Call:  (212) 440-9800
All Others Toll Free:  (866) 257-5415

October 15, 2012